EXHIBIT 99.1

South African Order For 60 Volvo Coaches

GOTEBORG, Sweden, May 30, 2005 (PRIMEZONE) -- Volvo Buses has received several orders for a total of 60 Volvo B12R chassis to be delivered to South Africa, as well as 20 chassis to Egypt. "The Volvo B12R means we now have basic, robust yet modern chassis equipped with our largest engine. A lot of markets have been asking for this," says Hakan Sjoberg, sales manager for Africa.

Seven different customers placed the orders for 60 coaches to be delivered to South Africa. The chassis are manufactured by Volvo Buses' factory in Brazil. Even the coach bodies come from Brazil, manufactured by Marco Polo, Buscar and Irizar. The coaches will be used for intercity traffic throughout South Africa and deliveries are scheduled for the autumn 2005.

"South Africa is an important market for Volvo Buses," says Hakan Sjoberg. "We are third on the market with a market share of about 20 per cent. Last year we sold 170 buses and coaches and expect to sell more this year."

The order from Egypt comes via the importer Ghabbour, which will also manufacture the coach bodies. In this case as well, the chassis is the Volvo B12R from Brazil. These coaches are intended as tourist coaches and deliveries will be completed this spring and summer.

"It has been five years since we last had an order from Egypt as we didn't have a chassis that fulfilled customer requirements," explains Hakan Sjoberg. "But we do now with the Volvo B12R."

The new chassis is comparable to the Volvo B7R, Volvo Buses' most popular chassis. It is used for intercity traffic in India, public transport in China and school buses in Australia. A simple yet modern and reliable chassis, it is appreciated for its availability and excellent overall economy.

 "The new Volvo B12R means we have a similar product but with the bigger engine," says Hakan Sjoberg. The frame is a sturdy steel construction designed to withstand tough conditions. It's also easy to fit the bodywork to the chassis, and has a price that appeals to many of Volvo
 Buses' customers.

 24 May 2005

For more information, please contact Hakan Sjoberg, +46 31 322 42 02 or Per-Martin Johansson, media relations, +46 31 322 52 900.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo
          Hakan Sjoberg
          +46 31 322 42 02

          Per-Martin Johansson, Media Relations
          +46 31 322 52 900